UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 2

(1)	Name of reporting person Joseph M. Field
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,474,137
	(8)	Shared voting power 1,213,268
	(9)	Sole dispositive power 7,474,137
	(10)	Shared dispositive power 1,213,268
(11)	Aggregate amount beneficially owned by each reporting person 8,737,405
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 9 19.95%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 293639100	Page 3

Preliminary Note: The Reporting Person previously filed a Schedule 13D/A on March 26, 2009. On December 20, 2012, the Reporting Person made a charitable gift of 160,000 shares of the Issuer’s Class A Common Stock. When aggregated with all other dispositions of the Issuer’s Class A Common stock since the prior Schedule 13D/A in 2009, this represents a net decrease in beneficial ownership of just over 1% of the class of securities. Thus, as required by Rule 13-D2(a), the Reporting Person is filing this Schedule 13D/A.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned: 8,737,405

Joseph M. Field beneficially owns 8,737,405 shares which includes: (i) 1,516,277 shares of Class A common stock for which Joseph M. Field is the record holder; (ii) 5,818,282 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock for which Joseph M. Field is the record holder; (iii) 330,000 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock beneficially owned by the spouse of Joseph M. Field; (iv) 6,000 shares of Class A common stock which may be acquired through the exercise of options; (v) 33,578 shares of Class A common stock held of record by Joseph M. Field as trustee of a trust; (vi) 206,094 shares of Class A common stock held of record by the spouse of Joseph M. Field as co-trustee of a trust; (vii) 677,174 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; (viii) 50,000 shares of Class A common stock beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation; and (ix) 100,000 shares of Class A common stock beneficially owned by Joseph M. Field as the sole member of a limited liability company.

(b) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 7,474,137

(ii)	shared power to vote or to direct the vote: 1,213,268

(iii)	sole power to dispose or to direct the disposition of: 7,474,137

(iv)	shared power to dispose or to direct the disposition of: 1,213,268

(c) On December 20, 2012, Joseph M. Field made a charitable donation of 160,000 shares of the Issuer’s Class A Common Stock to the Vanguard Charitable Endowment Program.

CUSIP No. 293639100	Page 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2012
Date

/s/ Joseph M. Field
Signature

Joseph M. Field
Name/Title